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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.          )1

JCC Holding Company

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
46611Q403

(CUSIP Number)
December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46611Q403	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of above persons (entities only).
Harrah's Entertainment, Inc. IRS # 62-1411 755

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
6,069,238

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
6,069,238

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,069,238

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
49% (See Item 4 below)

12	TYPE OF REPORTING PERSON
CO

CUSIP NO. 46611Q403	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of above persons (entities only).
Harrah's Operating Company, Inc. IRS # 75-1941 1623

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
6,069,238

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
6,069,238

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,069,238

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
49% (See Item 4 below)

(12	TYPE OF REPORTING PERSON
CO

CUSIP NO. 46611Q403	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:
JCC Holding Company

(b)	Address of Issuer's Principal Executive Offices:
One Canal Place 365 Canal Street, Suite 900 New Orleans, Louisiana 70130

Item 2.

(a)	Name of Persons Filing:
Harrah's Entertainment, Inc. Harrah's Operating Company, Inc.

(b)	Address of Principal Business Office:
Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, NV 89119
Harrah's Operating Company, Inc. One Harrah's Court Las Vegas, NV 89119

(c)	Citizenship:
Harrah's Entertainment, Inc.—Delaware Harrah's Operating Company, Inc.—Delaware

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Common Stock")

(e)	CUSIP Number:
46611Q403

Item 3.

         Not applicable.

CUSIP NO. 46611Q403	13G	Page 5 of 7 Pages

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Harrah's Operating Company, Inc. ("HOCI"), a wholly-owned subsidiary of Harrah's Entertainment, Inc. ("HET"), owns 6,069,238 shares of Common Stock. HET is a beneficial owner of these 6,069,238 shares of Common Stock.

(b)	Percent of class:

HOCI and HET are the beneficial owners of approximately 49% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 11 above is based on 12,386,200 shares of Common Stock outstanding, which number is shown as outstanding on the Form 10-Q Quarterly Report filed by JCC Holding Company with the Securities and Exchange Commission for the quarter ended September 30, 2001.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
6,069,238

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
6,069,238

	(iv)	Shared power to dispose or to direct the disposition of
0

Under the Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code as of February 8, 2001 of JCC Holding Company (the "Plan of Reorganization"), all of JCC Holding Company's then-existing equity and debt securities were eliminated and new equity and debt securities were issued to certain of JCC Holding Company's creditors, including HOCI. On March 29, 2001 (the "Effective Date"), the Plan of Reorganization was consummated and JCC Holding Company issued 12,386,200 shares of Common Stock to these creditors. On the Effective Date and pursuant to the Plan of Reorganization, HOCI was issued 6,069,238 shares of Common Stock. On July 19, 2001, the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

CUSIP NO. 46611Q403	13G	Page 6 of 7 Pages

Item 5.

         Not applicable.

Item 6.

         Not applicable.

Item 7.

         Not applicable.

Item 8.

         Not applicable.

Item 9.

         Not applicable.

Item 10.

         Not applicable.

CUSIP NO. 46611Q403	13G	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2002
HARRAH'S ENTERTAINMENT, INC. HARRAH'S OPERATING COMPANY, INC.
By:	/s/ BRAD L. KERBY
	Name:	Brad L. Kerby
	Title:	Vice President, Corporate Counsel and Secretary

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